March 30, 2021

FILED AS EDGAR CORRESPONDENCE

Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Response Letter to Comments on Form N-2 for Delaware Wilshire Private Markets Fund (File Nos. 333-249834 and 811-23561)

Dear Ms. Hahn:

On behalf of our client, Delaware Wilshire Private Markets Fund (the “Fund”), this letter responds to your comments on Pre-Effective Amendment No. 3 to the Fund’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 7 to the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-2 (the “Registration Statement”), which you provided via telephone on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Registration Statement was filed with the SEC on March 29, 2021 under the 1933 Act and the 1940 Act.

Summaries of your comments and our responses thereto on behalf of the Fund are provided below. Unless otherwise defined herein, capitalized terms have the same meaning as contained in the Fund’s prospectus (the “Prospectus”) and/or Statement of Additional Information (the “SAI”) included as part of the Registration Statement.

1.	Comment. In the second paragraph of the “Provisions in the Governing Documents Regarding Shareholder Derivative Claims” section of the Prospectus, please revise the fourth sentence to state: “Second, unless a demand is not required under the first condition above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, except for claims made under the federal securities laws, may require an undertaking by the Shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Trustees determine not to bring such action. In addition, please amend the Fund’s Declaration of Trust to reflect the above change.

Response. The Fund represents that (a) the Fund will file with the SEC shortly after the effective date of the Fund’s registration statement a Rule 424(b)(3) filing that will revise the Prospectus to reflect the requested changes by the Staff; and (b) the Fund’s Declaration of Trust will be amended by the Board of Trustees at its next regularly scheduled Board meeting to reflect (i) the requested edit above by the Staff and (ii) the carve out of claims made under the federal securities laws from the following provision in the Declaration of Trust: “No Shareholder may maintain a derivative action on behalf of the Trust with respect to such Class unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action,” which was a prior comment received from the Staff.

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Jaea Hahn, Esq.

March 30, 2021

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber